Mail Stop 4561

November 20, 2006

Lorne Walker
Chief Financial Officer
DigitalFX International, Inc.
3035 East Patrick Lane, Suite 9
Las Vegas, Nevada 89120

> **Re:** **DigitalFX International, Inc.**
> **Amendment No. 2 to Form SB-2**
> **Filed on November 2, 2006**
> **File No. 333-136855**
>
> **Form 10-KSB for fiscal year ended December 31, 2005**
> **Filed March 23, 2006**
> **Forms 10-QSB for fiscal quarters ended March 31, and June 30, and September 30, 2006**
> **Filed May 12, and August 15, and November 14, 2006, respectively**
> **File No. 0-27551**

Dear Mr. Walker:

　　We have reviewed your amended and other filings and have the following comments. Please note that all of the references to prior comments relate to our comment letter dated October 27, 2006.

General

1. Please refer to prior comment 1. As it appears that the shares purchased by Vision Opportunity Master Fund were restricted shares obtained in May 2006, please advise why you believe the 4(1) exemption was available.

2. Update the financial statements and related disclosure pursuant to Rule 310(g) of Regulation S-B prior to effectiveness.

Part II

Indemnification of Directors and Officers

3. We reissue prior comment 11. Please remove the qualification relating to your summary of the indemnification provisions.

       As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. We may have additional comments based on reviewing your amendment and responses to our comments.

       For all comments or questions, please contact Maryse Mills-Apenteng at 202-551-3457. In her absence, please contact the undersigned at 202-551-3730.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc: <u>Via facsimile: 818-474-8603</u>
       Gregory Akselrud, Esq.
       Stubbs Alderton & Markiles, LLP